FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Galiano Gold Inc. (formerly Asanko Gold Inc.) ("Galiano" or the "Company")

1066 West Hastings Street, Suite 1640

Vancouver, BC

V6E 3X1

Item 2: Date of Material Change

July 31, 2020

Item 3: News Release

The news release announcing the material change referred to in this report was disseminated on July 31, 2020 through Globe Newswire and a copy has been filed under Galiano's profile on SEDAR.

Item 4: Summary of Material Change

On July 31, 2020, Galiano announced the death of the Company's Chief Operating Officer, Mr. Josephat Zvaipa, as a result of complications associated with a COVID-19 infection. The Asanko Gold Mine Joint Venture will continue to be managed by the Executive Vice-President and Managing Director of Asanko Gold Ghana, Mr. Fred Attakumah.

Item 5:

5.1 Full Description of Material Change

On July 31, 2020, Galiano announced with a heavy heart the passing of the Company's Chief Operating Officer, Mr. Josephat Zvaipa, as a result of complications associated with a COVID-19 infection. The entire Galiano Gold and Asanko Gold Ghana family mourns this loss and extends its deepest sympathies to Joe's family.

Mr. Zvaipa joined the group in 2014 and had been the Managing Director of Asanko Gold Ghana Limited from 2015 to mid-2019 during the time that the Asanko Gold Mine was financed, built and commissioned.

Joe moved to Johannesburg to assume the role of Chief Operating Officer of Galiano Gold in 2019. His booming voice, passion and larger-than-life personality will be sorely missed.

The Asanko Gold Mine Joint Venture will continue to be managed by the Executive Vice-President and Managing Director of Asanko Gold Ghana, Mr. Fred Attakumah.

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

For further information, please contact Lynette Gould, Senior Vice President of Investor Relations of Galiano, at (778) 729-0608.

Item 9: Date of Report

August 6, 2020.